EXHIBIT 23.1


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-4 of InterAmericas Communications Corporation of our report dated March 2, 1998, except as to Note 2 which is as of August 6, 1996, relating to the financial statements of InterAmericas Communications Corporation, which appears in such Prospectus. We also consent to the references to us under the headings "Experts", "Summary Condensed Consolidated Historical and Pro Forma Combined Financial Data" and "Selected Historical Financial Data" in such Prospectus. However, it should be noted that PricewaterhouseCoopers LLP has not prepared or certified such "Summary Condensed Consolidated Historical and Pro Forma Combined Financial Data" and "Selected Historical Financial Data."





PricewaterhouseCoopers LLP


Miami, Florida
August 10, 1998